                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

      For the Month Ended                         Commission file number
         June 30, 2003                                    0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.


                          Jurisdiction of Incorporation

                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F   X                                       Form 40-F
                -----                                               -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                                                  No   X
                -----                                               -----

         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A .

                           Total number of pages is 22

          Sand Technology Inc. (the "Company") incorporates this
          Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[COMPANY LETTERHEAD OMITTED]

          For North America:  For investor Relations:  For Europe:
          Robert Thompson,    de Jong & Associates,    Muna Azzawi
          Sand Techology      sndt@dejong.org          Hotwire PR
          pr@sand.com         +(1) 760/943-9065        muna.azzawi@hotwirepr.com
          +(1) 401/862-3538                            +44 (0) 207 608 2500


PRESS RELEASE


               SAND TECHNOLOGY INC. REPORTS THIRD QUARTER RESULTS

                REVENUES DOUBLE OVER FIRST NINE MONTHS OF FY 2002

MONTREAL, JUNE 10, 2003: SAND Technology Inc. (NASDAQ: SNDT) today reported a net loss for its fiscal quarter ended April 30, 2003 of ($668,074) or ($0.05) per share on sales of $7,213,600 as compared to a gain of $107,567 or $0.01 per share on sales of $6,843,328 for the third quarter ended April 30, 2002. Revenues for the nine months to April 30, 2003 were $24,531,537 up 109.6% from the same period last year and resulted in a loss of ($0.03) per share compared to a loss of ($ 0.64) per share for the same period last year on sales of $11,700,186.

"The revenue growth on a year-over-year basis is very encouraging," notes Arthur Ritchie, President and Chief Executive Officer of SAND. "Sales remained active for the third quarter and we continued to add new customers. Reported revenue performance and the resulting loss in this quarter were negatively influenced by recent foreign currency fluctuations."

A conference call hosted by Mr. Ritchie will be held on Thursday, June 12, 2003 at 4:00 p.m. (Montreal time) to discuss SAND's third quarter financial results. Investors and other interested parties may participate in the conference call by dialing (416) 695-7848.

For those who cannot participate in the live call, a replay of the conference will be available at www.sand.com after 7:00 p.m. on the day of the conference and run for one month. Listening to the replay of the call requires Windows Media Player and appropriate hardware.

ABOUT SAND TECHNOLOGY (TM)

SAND Technology empowers organizations worldwide with a better understanding of their business through a better understanding of their business data. SAND Analytic Server-based solutions include CRM analytics, web analytics, and other specialized "Business Intelligence" applications for government and security, healthcare, supply chain management, inventory and production optimization, financial analysis, and strategic planning. SAND's customer intelligence division, ClarityBlue(TM), is a world leader in providing large-scale CRM analytics systems integration solutions.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT.

For more information on SAND Technology visit www.sand.com


--------------------------------------------------------------------------------

All Rights Reserved. Sand Technology, Nucleus, Nucleus Server, N: VECTOR, Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED!, Nucleus E!, Nucleus Adviser, Sand Analytic Server, Sand Analytic Warehouse, Analytics @ the Speed of Business, and ClarityBlue are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the Sand Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect Sand's financial results is included in Sand's current Annual Report and in Sand's reports to the Securities and Exchange Commission.

SAND TECHNOLOGY INC.

Consolidated Statement of Operations
(Unaudited)

        IN CANADIAN DOLLARS
        -------------------

                                      3 Months Ended      9 Months Ended      3 Months Ended     9 Months Ended
                                      Apr. 30, 2003       Apr. 30, 2003       Apr. 30, 2002      Apr. 30, 2002
                                      --------------      --------------      --------------     --------------
Net Sales                               $ 7,213,600         $24,531,537          $6,843,328       $11,700,186

Earnings (loss) from operations         $  (668,074)        $  (429,019)         $  107,567       $(8,488,156)

Net earnings (loss)                     $  (668,074)        $  (429,019)         $  107,567       $(8,488,156)

Earnings (loss) per share                    $(0.05)             $(0.03)              $0.01            $(0.64)

Weighted  average number of shares       13,180,695          13,197,511          13,190,336        13,175,344
outstanding

                           SAND TECHNOLOGY INC.

                           MANAGEMENT'S DISCUSSION AND ANALYSIS

                           QUARTERLY REPORT

                           THIRD QUARTER ENDED APRIL 30, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS - APRIL 30, 2003

         THIS MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED APRIL 30, 2003 UNAUDITED CONSOLIDATED BALANCE SHEETS, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND'S 2002 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 5 TO 23 OF SAND'S 2002 ANNUAL REPORT.

         CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION AND ANALYSIS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES REFORM ACT OF 1995 AND ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THIS ACT. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS AND CURRENT EXPECTATIONS, BUT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. SOME ASSUMPTIONS MAY NOT MATERIALIZE AND UNANTICIPATED EVENTS MAY OCCUR WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. COMPETITIVE PRESSURES, AVAILABILITY AND COST COMPETITIVENESS OF COMPETING PRODUCTS, TIMING OF SIGNIFICANT ORDERS, MANAGEMENT OF POTENTIAL GROWTH, RISKS OF NEW BUSINESS AREAS, INTERNATIONAL EXPANSION, DECREASED DEMAND FOR COMPUTER SOFTWARE AND SERVICES DUE TO WEAKENING ECONOMIC CONDITIONS AND MARKET ACCEPTANCE OF THE SAND ANALYTIC SERVER ARE IMPORTANT FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. MORE INFORMATION ABOUT FACTORS THAT POTENTIALLY COULD AFFECT SAND'S FINANCIAL RESULTS IS INCLUDED IN SAND'S CURRENT ANNUAL REPORT AND IN SAND'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION.

         ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

OVERVIEW

         At the end of the 2002 fiscal year and subsequently, Sand further consolidated the systems integration portion of its business, which had been growing in importance over fiscal 2002. We rebranded our systems integration division under the operating name ClarityBlue. ClarityBlue concentrates on developing a strong competitive practice and associated intellectual property base on assignments utilizing the Sand Analytic Server product. The product division, operating as Sand Technology, continues to develop and market the Sand Analytic Server and associated products.

         Our revenues will continue to consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. It is anticipated that the proportion of revenue from service fees will be a more important part of revenue than that related to software licenses during the current fiscal year.

         Our plans to achieve profitability will continue to require us to devote substantial financial resources to improve our business infrastructure, continue the development and the marketing and distribution of our products and to generally support our expanding operations.

         The purchase of our products often requires significant executive-level investment and system design decisions by our customers. Our product sales cycle is therefore lengthy and the timing of sales is difficult to predict.

         Based in part upon, among other things, our lengthy cycle, we believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.


RESULTS OF OPERATIONS

THIRD QUARTER OF FISCAL 2003 COMPARED WITH THIRD QUARTER OF FISCAL 2002 AND FIRST NINE MONTHS OF FISCAL 2003 COMPARED WITH FIRST NINE MONTHS OF FISCAL 2002

Revenue

         Our sales for the third quarter ended April 30, 2003 were $7,213,600, an increase of 5.4% from sales of $6,843,328 for the third quarter ended April 30, 2002. Net loss was $668,074 in the third quarter of fiscal 2003 as compared to a net income of $107,567 in the third quarter of fiscal 2002. The third quarter loss was due in large measure to foreign currency fluctuations which amounted to $456,967 in the third quarter, whereas the loss from operations was $211,107.

         Our sales in the third quarter of fiscal 2003 in North America were $600,456 a decrease of 61.6% from sales of $1,562,157 in the third quarter of fiscal 2002. North American sales are principally based in the government sector, in the United States and Canada, where the contract-award process may be lengthy, dependant on an internal budget allocation and non-predictable as to the timing of its final conclusion. In Europe, sales in the third quarter of fiscal 2003 were $6,613,144, an increase of 25.2% from sales of $5,281,172 in the third quarter of fiscal 2002.

         Our sales for the first nine months of fiscal 2003 were $24,531,537, an increase of 109.6% from sales of $11,700,186 for the first nine months of fiscal 2002. Net loss was $429,019, all of this loss due to foreign currency fluctuations in the first nine months of fiscal 2003, as compared to a net loss of $8,488,156 in the first nine months of fiscal 2002.

         Our sales in the first nine months of fiscal 2003 in North America were $3,065,143, a decrease of 19.2% from sales of $3,790,674 in the first nine months of fiscal 2002. In Europe, sales in the first nine months of fiscal 2003 were $21,466,394, an increase of 171.3% from sales of $7,909,512 in the first nine months of fiscal 2002. Approximately 40% of revenues in Europe were made to two large European financial services groups.

         The increase in our revenues for the third quarter of fiscal 2003, and the substantial increase in revenues for the first nine months of fiscal 2003, arise from a combination of new contracts the company entered into during the quarter and the partial recognition of revenue from contracts signed in previous quarters. The results of the third quarter, and for the first nine months of fiscal 2003, also reflect ongoing actions taken by the company to maintain and increase its profitability.

         We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses increased by 28.1% to $5,084,960 for the third quarter ended April 30, 2003 from $3,970,209 for the third quarter ended April 30, 2002. For the first nine months of fiscal 2003, selling, general and administrative expenses were $13,338,356 compared to $11,083,010 during the first nine months of fiscal 2002, an increase of 20.3%. The increase is primarily due to sales related costs such as commissions.

Research and Development Expenses

         Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing as well as the cost of materials and equipment used in research and development activities. Research and development expenses decreased by 53.9% to $234,020 for the third quarter ended April 30, 2003 from $507,896 for the third quarter ended April 30, 2002. For the first nine months of fiscal 2003, research and development expenses were $2,115,116 compared to $3,346,097 during the first nine months of fiscal 2002, a decrease of 36.8%. The declining dollar amount devoted to research and development expenses reflects the current stage of development of the Sand Analytic Server and cost control initiatives.

Cost of Sales

         Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to systems architects who assist clients to implement systems and provide support services. Cost of sales increased by 12.3% to $2,555,769 for the third quarter ended April 30, 2003 from $2,275,030 for the third quarter ended April 30, 2002. For the first nine months of fiscal 2003, cost of sales were $9,506,227 compared to $5,945,066 during the first nine months of fiscal 2002, an increase of 59.9%. This increase is primarily due to increased costs associated with software licenses, hardware and salaries and other personnel-related expenses incurred in providing support services and maintenance services. Cost of revenues may vary due to the sales mix provided by Sand.

Operations

         Sand incurred a net loss of $668,074 in the third quarter ended April 30, 2003 as compared to net income of $107,567 in the third quarter ended April 30, 2002. Net loss was $429,019 in the first nine months of fiscal 2003 as compared to a net loss of $8,488,156. The net loss incurred during the first nine months of fiscal 2003 is principally attributable to foreign currency fluctuations.

Liquidity and Capital Resources

         Cash and investments at April 30, 2003 were $3,106,093 compared with $7,408,272 at January 31, 2003. We have not entered into forward foreign exchange contracts given our volume of sales and the cost of establishing the required structure. We believe that we have sufficient resources available to fund our expected working capital requirements through fiscal 2003. On October 15, 2002, Sand announced an open market share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class A Common Shares from October 23, 2002 to October 23, 2003. 45,100 shares have been repurchased under this program as of April 30, 2003.

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                                    AS AT                As at
                                                                                  APRIL 30,            July 31,
                                                                                    2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $
                                                                                 (UNAUDITED)
ASSETS
Current assets
    Cash & cash equivalents                                                        3,106,093            5,958,011
    Accounts receivable                                                           10,615,252            6,316,918
    Inventories                                                                       42,912              205,290
    Prepaid expenses                                                               1,040,481              565,546
    Loan bearing interest at 8%                                                      100,000              100,000
-------------------------------------------------------------------------------------------------------------------
                                                                                  14,904,738           13,145,765

Capital assets (Note 2)                                                            3,195,307            2,336,603
Acquired technology (Note 3)                                                               -               45,430
-------------------------------------------------------------------------------------------------------------------
                                                                                  18,100,045           15,527,798
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                       4,922,580            3,511,032
    Deferred revenue                                                               2,330,664            2,073,154
    Short-term portion of capital lease payable                                      476,239                    -
-------------------------------------------------------------------------------------------------------------------
                                                                                   7,729,483            5,584,186
-------------------------------------------------------------------------------------------------------------------

Capital Lease (Note 4)                                                               911,004                    -

SHAREHOLDERS' EQUITY
    Common stock (Note 5)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           13,164,327 common shares (13,209,427 in July 2002)                     39,130,316           39,185,351
    Deficit                                                                      (29,670,758)         (29,241,739)
-------------------------------------------------------------------------------------------------------------------
                                                                                   9,459,558            9,943,612
-------------------------------------------------------------------------------------------------------------------
                                                                                  18,100,045           15,527,798
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)

-------------------------------------------------------------------------------------------------------------------
                                        THREE MONTHS        Three months          NINE MONTHS          Nine months
                                            ENDED               ended                ENDED                ended
                                          APRIL 30,           April 30,            APRIL 30,            April 30,
                                            2003                2002                 2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                             $                   $                     $                    $

NET SALES                                 7,213,600           6,843,328           24,531,537           11,700,186
Cost of sales and product support        (2,555,769)         (2,275,030)          (9,506,227)          (5,945,066)
Research and development costs             (234,020)           (507,896)          (2,115,116)          (3,346,097)
Selling, general and
    administrative expenses              (5,084,960)         (3,970,209)         (13,338,356)         (11,083,010)
Net interest and profits on sale of
    investments                              (6,925)             17,374                 (857)             185,831
-------------------------------------------------------------------------------------------------------------------
Income (loss) from operations              (668,074)            107,567             (429,019)          (8,488,156)

Income taxes (Note 6)                             -                   -                    -                    -
-------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                          (668,074)            107,567             (429,019)          (8,488,156)

Deficit at beginning of period          (29,002,684)        (23,025,461)         (29,241,739)         (14,429,738)
-------------------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                (29,670,758)        (22,917,894)         (29,670,758)         (22,917,894)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Basic and diluted
    earnings per share                        (0.05)               0.01                (0.03)               (0.64)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Weighted average number of
    shares outstanding                   13,180,695          13,190,336           13,197,511           13,175,344

Net effect of dilutive stock
    options and warrants                          -                   -                    -                    -
-------------------------------------------------------------------------------------------------------------------

Weighted average number of
    diluted shares outstanding           13,180,695          13,190,336           13,197,511           13,175,344
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)

-------------------------------------------------------------------------------------------------------------------
                                         THREE MONTHS       Three months          NINE MONTHS          Nine months
                                             ENDED              ended                ENDED                ended
                                           APRIL 30,          April 30,            APRIL 30,            April 30,
                                             2003               2002                 2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                              $                   $                    $                    $

OPERATING ACTIVITIES
    Net income (loss)                      (668,074)            107,567             (429,019)          (8,488,156)
    Items not affecting cash
        Depreciation of equipment           263,071             140,659              668,687              609,856
        Amortization of acquired
          technology                              -             237,245               45,430              711,737
    Changes in non-cash
        operating working
        capital items (Note 9)           (3,958,112)         (1,042,992)          (3,199,343)            (682,434)
-------------------------------------------------------------------------------------------------------------------
                                         (4,363,115)           (557,521)          (2,914,245)          (7,848,997)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of equipment                (1,334,000)           (371,209)          (1,527,391)          (1,195,243)
-------------------------------------------------------------------------------------------------------------------
                                         (1,334,000)           (371,209)          (1,527,391)          (1,195,243)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Increase in capital leases            1,387,243                   -            1,387,243                    -
    Repurchase of common shares             (40,813)                  -              (55,035)                   -
    Issue of common shares                        -              43,317                    -               60,239
    Deferred revenue                         48,506             597,329              257,510              272,520
-------------------------------------------------------------------------------------------------------------------
                                          1,394,936             640,646            1,589,718              332,759
-------------------------------------------------------------------------------------------------------------------
Net cash inflow (outflow)                (4,302,179)           (288,084)          (2,851,918)          (8,711,481)
Cash & cash equivalents,
    beginning of period                   7,408,272          10,065,310            5,958,011           18,488,707
-------------------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
    END OF PERIOD                         3,106,093           9,777,226            3,106,093            9,777,226
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        SIGNIFICANT ACCOUNTING POLICIES

        The Corporation follows Canadian generally accepted accounting principles in the preparation of its financial statements. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        INTERIM FINANCIAL INFORMATION

        The interim financial information as at April 30, 2003 and for the nine-month periods ended April 30, 2003 and 2002 is unaudited. However, in the opinion of management, such information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the periods presented. The interim results, however, are not necessarily indicative of results for any future period.

        BASIS OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Sand Technology Corp., Sand Technology (U.K.) Ltd., STSI Licensing, LLC, Sand Technology Ireland Limited and Sand Technology Deutschland GmbH. All significant intercompany transactions and balances have been eliminated.

        REVENUE RECOGNITION

        The Corporation's revenue is earned from licences of off-the-shelf software which does not require customization. This revenue is recognized once remaining obligations under the sales agreements are considered insignificant.

        Revenue from product support contracts is recognized over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts are deferred and expensed in the period the related revenue is recognized.

        Revenue from education, consulting, and other services is recognized at the time such services are rendered.

        CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include highly liquid investments having maturity dates of up to six months when purchased and are valued at cost, which approximates their fair value.

        INVENTORIES

        Inventories include finished products which are valued at the lower of average cost and net realizable value.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        CAPITAL ASSETS

        Inventories include finished products which are valued at the lower of average cost and net realizable value.

                  Furniture and equipment          5 years straight-line
                  Computer equipment               3 years straight-line
                  Leasehold Improvements           lesser of straight-line over
                                                   term of lease and useful life

        ACQUIRED TECHNOLOGY

        The Corporation records its acquired technology at cost and depreciates such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

        DEFERRED REVENUE

        Deferred revenue represents unearned income associated with support agreements, software license revenues, and service revenues where significant vendor obligations remain.

        FOREIGN EXCHANGE TRANSLATION

        Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at year-end rates. Non-monetary assets and liabilities are translated at historical exchange rates.

        The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary assets are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates for the period, with the exception of depreciation of assets which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

        EARNING PER SHARE

        Per share computations are based on the weighted average number of shares outstanding during the period.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        RESEARCH AND DEVELOPMENT COSTS

        Research cost are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses in the period the funds are received.

        STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

        Effective August 1, 2002, the Corporation adopted CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations set out a fair value based method of accounting that is required for certain, but not all, stock-based transactions.

        The new standard permits the Corporation to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

        The new standard, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

        The Corporation uses the Black-Scholes option pricing model to estimate the fair value at the date of grant for options granted on or after August 1, 2002 using the following assumptions: risk-free interest rate of 4.53%; expected volatility of 95%; expected life of 7 years; and dividend yield of 0%. During the three months and nine months ended April 30, 2003, 35,000 and 561,000 options respectively with a weighted average fair value of $0.64 and $0.80 respectively were granted.

2. CAPITAL ASSETS

                                                               APRIL 30, 2003                          2002
                                         -----------------------------------------------------      ----------
                                                             Accumulated           Net Book          Net Book
                                           Cost             Depreciation             Value             Value
                                         ---------          -------------          ---------        ----------
                                             $                    $                    $                 $

        Furniture and equipment            843,797              484,594              359,203           508,564
        Computer equipment               2,764,335              617,405            2,146,930         1,017,133
        Leasehold improvements             957,670              268,496              689,174           810,906
        -------------------------------------------------------------------------------------------------------
                                         4,565,802            1,370,495            3,195,307         2,336,603
        -------------------------------------------------------------------------------------------------------
        -------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


3. ACQUIRED TECHNOLOGY

                                                               APRIL 30, 2003                          2002
                                         -----------------------------------------------------      ----------
                                                             Accumulated           Net Book          Net Book
                                           Cost             Depreciation             Value             Value
                                         ---------          -------------          ---------        ----------
                                             $                    $                    $                 $

        Product source codes             3,002,317            3,002,317                    -            45,430
        -------------------------------------------------------------------------------------------------------
        -------------------------------------------------------------------------------------------------------


4. CAPITAL LEASE

                                                                              APRIL 30,          July 31,
                                                                                2003               2002
                                                                             -----------------------------
        Obligations under capital lease, maturing in March 2006,
        subject to interest at a rate of 6.5%, repayable
        in quarterly installments of (pound)60,479 ($138,739)                 1,387,243                -

        Current portion                                                         476,239                -
        --------------------------------------------------------------------------------------------------
                                                                                911,004                -
        --------------------------------------------------------------------------------------------------
        --------------------------------------------------------------------------------------------------

        Interest expense related to obligations under capital leases amounted to $7,514.

        The future minimum lease payments under capital leases are as follows:

                                                                      $
                2003 (LAST QUARTER)                                 138,739
                2004                                                554,956
                2005                                                554,956
                2006                                                277,478
                ------------------------------------------------------------
                                                                  1,526,129

                LESS PORTION REPRESENTING IMPUTED INTEREST          138,886
                ------------------------------------------------------------
                                                                  1,387,243
                ------------------------------------------------------------
                ------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


5. COMMON STOCK

        AUTHORIZED

        Unlimited number of Class "A" common shares without par value.

        SHARE ISSUANCES

        During fiscal 2002, 56,000 Class "A" common shares were issued pursuant to the 1996 Stock Option Plan for proceeds of $60,239.

        SHARE REPURCHASE PROGRAM

        On October 15, 2002, the Corporation announced that its Board of Directors has authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares from October 23, 2002 to October 23, 2003. During the nine months ended April 30, 2003 the Corporation repurchased 45,100 Class "A" common shares for $55,035 under this program.

        STOCK OPTION PLANS

        The company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees, directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the Nasdaq National Market System on the day prior to the date of grant, options vest ratably over a five year period and option's maximum term is 10 years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


5. COMMON STOCK (CONTINUED)

        STOCK OPTION PLANS (CONTINUED)

        Activity in the stock option plans for the nine months period ended April 30, 2003 and fiscal 2002 was as follows:

                                              NINE MONTHS ENDED
                                                 APRIL 30, 2003                       2002
                                          ----------------------------     -------------------------
                                                            WEIGHTED                       Weighted
                                                            AVERAGE                         average
                                           OPTIONS          EXERCISE          Options      exercise
                                            (000)            PRICE             (000)         Price
                                          ----------------------------------------------------------
                                              #               $US                #            $US
        Outstanding,
        Beginning of period                    849             3.52            1,389          4.53
            Granted                            561             1.25              333          3.20
            Exercised                            -                -               56          0.67
            Forfeited                          172             4.07              817          5.30
                                          ----------------------------------------------------------
        Outstanding,
        End of period                        1,238             2.41              849          3.52
                                          ----------------------------------------------------------
        Options exercisable
        At end of period                       382                               324
                                          ----------------------------------------------------------

        The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of April 30, 2003:

                                               Options outstanding              Options exercisable
                                      -------------------------------------   ------------------------
                                                   Weighted
                                                    average      Weighted                   Weighted
                                                   remaining     average                    average
        Ranges of exercise prices      Options       life        exercise       Options     exercise
        ($US)                           (000)       (years)       price          (000)       price
                                      -------------------------------------   ------------------------
                                          #                        $US             #          $US

        (less than)1.00                    160        3.22         0.69            160        0.69
        1.00 to 1.99                       639        9.51         1.04             14        1.25
        3.00 to 3.99                        20        3.22         3.38             20        3.38
        4.00 to 4.99                        48        4.71         4.40             48        4.40
        5.00 to 5.99                       338        7.82         5.08            117        5.18
        6.00 to 6.99                        29        6.28         6.37             20        6.36
        7.00 to 7.99                         4        5.59         7.00              3        7.00
                                      -------------------------------------   ------------------------
                                         1,238        7.86         2.41            382        3.04

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


6. INCOME TAXES

        There was no interest or income tax paid during the nine-month period ended April 30, 2003.


7. SEGMENTED INFORMATION

        The Corporation is considered to have only one business segment.

        The Corporation has two geographic reportable segments commencing with the 1999 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before income taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

        As at and for the three months ended April 30,

        ------------------------------------------------------------------------------------------
                                                             North America             Europe
        ------------------------------------------------------------------------------------------
        2003
        Net sales                                                600,456              6,613,144
        (Loss) before income taxes                            (1,154,540)               486,466
        Identifiable assets                                    4,055,137             14,044,908
        ------------------------------------------------------------------------------------------
        2002
        Net sales                                              1,562,156              5,281,172
        (Loss) earnings before income taxes                   (1,929,276)             2,036,843
        Identifiable assets                                    9,128,269             12,288,016
        ------------------------------------------------------------------------------------------

        As at and for the nine months ended April 30,

        ------------------------------------------------------------------------------------------
                                                             North America             Europe
        ------------------------------------------------------------------------------------------
        2003
        Net sales                                              3,065,143             21,466,394
        (Loss) before income taxes                            (3,946,129)             3,517,110
        Identifiable assets                                    4,055,137             14,044,908
        ------------------------------------------------------------------------------------------
        2002
        Net sales                                              3,790,674              7,909,512
        (Loss) earnings before income taxes                   (8,118,468)              (369,688)
        Identifiable assets                                    9,128,269             12,288,016
        ------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------


8. FINANCIAL INSTRUMENTS

        FAIR VALUE

        As at April 30, 2003, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

        Short-term investments are recorded at the lower of cost and market value.

        The corporation does not hold or issue financial instruments for trading purposes.

        CREDIT RISK

        Credit risk concentration with respect to trade receivables is limited due to the Corporation's large client base.

9. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                      THREE MONTHS         Three months         NINE MONTHS        Nine months
                                          ENDED                ended               ENDED              ended
                                        APRIL 30,            April 30,           APRIL 30,          April 30,
                                          2003                 2002                2003               2002
        ------------------------------------------------------------------------------------------------------
                                            $                    $                   $                  $

        Accounts receivable            (1,898,694)           (869,403)          (4,298,334)         (117,465)
        Inventories                         2,634                (797)             162,378            (2,170)
        Prepaid expenses                   22,985              85,366             (474,935)         (202,196)
        Accounts payable and
          accrued liabilities          (2,085,037)           (258,158)           1,411,548          (360,603)
        ------------------------------------------------------------------------------------------------------
        Changes in non-cash
          operating working
          capital items                (3,958,112)         (1,042,992)          (3,199,343)         (682,434)
        ------------------------------------------------------------------------------------------------------
        ------------------------------------------------------------------------------------------------------


10. COMPARATIVE FIGURES

        Certain figures for prior periods have been reclassified in order to conform with the presentation adopted in the current period.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           SAND TECHNOLOGY INC.

                                           /s/ Arthur Ritchie
                                           --------------------------------
                                           Chairman of the Board, President
                                           and Chief Executive Officer

June 10, 2003